================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                      TENNENBAUM OPPORTUNITIES FUND V, LLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

        COMMON SHARES, $0.001 PAR VALUE                    880395 10 8
----------------------------------------------    ------------------------------
        (Title of class of securities)                    (CUSIP number)

      ELLEN OSTER, ESQ., 767 FIFTH AVENUE, NEW YORK, NY 10153, 212-418-6126
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)
                                 OCTOBER 5, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
--------------------------------------------------------------------------------
                              (Page 1 of 14 Pages)

================================================================================

------------------------------------        ------------------------------------
CUSIP No.  880395 10 8                13D                     Page 2 of 14 Pages
------------------------------------        ------------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:       GENERAL MOTORS INVESTMENT
                                                MANAGEMENT CORPORATION

                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 382903925
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:  00

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER                           0

  NUMBER OF     ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                    3,000
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                     0
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:               3,000

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                REPORTING PERSON:                                       3,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                           [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       41.4%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                IA, CO

--------------------------------------------------------------------------------

------------------------------------        ------------------------------------
CUSIP No.  880395 10 8                13D                     Page 3 of 14 Pages
------------------------------------        ------------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:   GMAM INVESTMENT FUNDS TRUST II


                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 016231432
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:  00

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:  NEW YORK


--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER                           0

  NUMBER OF     ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                    3,000
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                     0
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:               3,000

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                REPORTING PERSON:                                       3,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                           [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       41.4%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                EP

--------------------------------------------------------------------------------

------------------------------------        ------------------------------------
CUSIP No.  880395 10 8                13D                     Page 4 of 14 Pages
------------------------------------        ------------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:   GENERAL MOTORS TRUST COMPANY

                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (A) [_]
                                                                        (B) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:  00

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:  NEW HAMPSHIRE


--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER                           0

  NUMBER OF     ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                    3,000
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                     0
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:               3,000

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                REPORTING PERSON:                                       3,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                           [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       41.4%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                BK

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This schedule 13D ("Schedule") relates to the common shares, par value $0.001 per share (the "Shares"), of Tennenbaum Opportunities Fund V, LLC (the "Fund"). The Fund's principal executive office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) This Schedule is being filed by GMAM Investment Funds Trust II (the "Trust"), a group trust formed pursuant to the laws of the State of New York, for the benefit of certain employee benefit plans (the "Plans"), General Motors Investment Management Corporation ("GMIMCO"), a Delaware corporation and a wholly-owned subsidiary of General Motors Corporation ("GM"), and General Motors Trust Company, a chartered trust company formed pursuant to the laws of the State of New Hampshire, as the trustee (the "Trustee") for the Trust. The Trust, GMIMCO and the Trustee are referred to herein as the "Reporting Persons".

The business address of the Trust, the Trustee and GMIMCO is 767 Fifth Avenue, New York, NY 10153. The business address of GM, a Delaware corporation engaged in automobile manufacturing, is 300 Renaissance Center, Detroit, Michigan 48265-3000.

The assets of the Trust including the Shares are held by the Trustee. The Trustee is a wholly-owned subsidiary of GM. The Trustee's principal business is providing trust and investment management services. GMIMCO is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. GMIMCO, as the named fiduciary of the Trust, has the power to direct the voting and disposition of the Shares. GMIMCO's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, its direct and indirect subsidiaries and unrelated employers, and with respect to the assets of GM, its direct and indirect subsidiaries and associated entities and various other entities.

Appendix A, which is incorporated herein by reference, sets forth the following information with respect to the executive officers and directors of each of GM, GMIMCO and the Trustee: (i) name, (ii) business address, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

(d) - (e) During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject


                               Page 5 of 14 Pages
to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best knowledge of GM, each of its executive officers and directors is a United States citizen, other than Percy N. Barnevik, who is a citizen of Sweden, and Eckhard Pfeifer, who is a citizen of Germany. To the best knowledge of GMIMCO, each of its executive officers and directors is a United States citizen. To the best knowledge of the Trustee, each of its executive officers and directors is a United States citizen. The Trust has no executive officers or directors.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The Trust paid $60,000,000 to the Fund on October 10, 2006 in exchange for 3,000 Shares. The source of the consideration is the assets of certain of the Plans. See Item 4 below.

ITEM 4. PURPOSE OF THE TRANSACTION.

The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company.

The Trust has entered into a subscription agreement (the "Subscription Agreement") with the Fund pursuant to which the Trust has agreed to become a member of the Fund and in connection therewith will subscribe for and will purchase Shares for an amount up to $300,000,000 on or prior to April 10, 2009. The Trust has agreed to make capital contributions as specified by the Fund from time to time and on multiple drawdown dates. On each such drawdown date, the Fund will issue a number of shares based on the net asset value of each share. As of the date of this filing, the Fund has made one capital call pursuant to which the Trust has made a cash contribution in exchange for Shares. On October 10, 2006, the Trust made a contribution of $60,000,000 in exchange for 3,000 Shares of the Fund. As of the date of this filing, the Trustee managed for the benefit of the Trust 3,000 Shares, representing 41.4% of the 7,250 Shares issued and outstanding according to the Fund.

Except for the proposed ongoing acquisition of Shares of the Fund as described above and as contemplated by the Subscription Agreement pursuant to which the Trust will make additional capital contributions to the Fund in exchange for additional Shares, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plan or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investment could include Shares of the Fund and/or other securities of the Fund in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which


                               Page 6 of 14 Pages
might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization of and termination by GMIMCO). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As of the date of this statement, the Trustee manages for the benefit of the Trust an aggregate of 3,000 Shares, representing 41.4% of the 7,250 Shares issued and outstanding. As of the date of this statement, each of the Trust, by virtue of its ownership of the Shares and GMIMCO and the Trustee, by virtue of their shared voting and dispositive power over 3,000 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")), all the Shares the Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes for Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) Except as described above, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A has affected any transactions in the Shares during the past 60 days.

(d) GMIMCO as the named fiduciary of the Plans with respect to investments has the authority to direct the Trustee to make payments from the Trust (which may include dividends from or proceeds from the sale of the Shares held by the Trust) to other trusts under the Plans and to other persons.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other then the subscription agreement and Side Letter (which, among other things, allows the Trust to transfer its shares to a successor trust or trustee) entered into between the Trust and the Fund dated October 5, 2006 and the other agreements described in Item 4 and 5 above, there are no contracts, agreements, understandings, or relationships between GM, the Trust, the Trustee or GMIMCO or, to the best of its knowledge, any executive officer or director of GM, the Trustee or GMIMCO and any other person with respect to any securities of the Fund, finder's fees, joint ventures, loan or option arrangement, puts or calls,


                               Page 7 of 14 Pages
guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 1- Joint Filing Agreement dated October 13, 2006, between the Reporting Persons pursuant to Rule 13d-1(k) under the Act.

EXHIBIT 2- Subscription Agreement dated October 5, 2006 between the Trust and the Fund.

EXHIBIT 3- Side Letter dated October 5, 2006 between the Trust and the Fund.













                               Page 8 of 14 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2006



                                            GENERAL MOTORS INVESTMENT MANAGEMENT
                                            CORPORATION


                                            By:  /s/ Duen-Li Kao
                                                --------------------------------
                                                 Duen-Li Kao, Senior Managing
                                                 Director, Global Public Markets
















                               Page 9 of 14 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2006



                                            GENERAL MOTORS TRUST COMPANY, AS
                                            TRUSTEE FOR GMAM INVESTMENT FUNDS
                                            TRUST II


                                            By:  /s/ Duen-Li Kao
                                                --------------------------------
                                                 Duen-Li Kao, Senior Managing
                                                 Director, Global Public Markets















                              Page 10 of 14 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2006



                                            GENERAL MOTORS TRUST COMPANY


                                            By:  /s/ Duen-Li Kao
                                                --------------------------------
                                                 Duen-Li Kao, Senior Managing
                                                 Director, Global Public Markets












                              Page 11 of 14 Pages

                                   APPENDIX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           GENERAL MOTORS CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

                                                                  PRINCIPAL OCCUPATION,
NAME AND BUSINESS           POSITION WITH                              IF OTHER THAN
    ADDRESS                      GM                              AS EXECUTIVE OFFICER OF GM
--------------------------------------------------------------------------------------------------------------------
Percy N. Barnevik             Director

Erskine B. Bowles             Director                          President, The university of North Carolina

John H. Bryan                 Director

Armando M. Codina             Director                          Chairman and Chief Executive Officer, Codina
                                                                Group, Inc.
Frederick A. Henderson        Vice Chairman and Chief
                               Financial Officer

George M. C. Fisher           Director

Thomas A. Gottschalk          Executive Vice President,
                               Law and Public Policy

Karen Katen                   Director                          Vice Chairman, Pfizer Inc and President,
                                                                Pfizer Human Health
Kent Kresa                    Director
Ellen J. Kullman              Director                          Executive Vice President, Dupont Safety &
                                                                Protection, Dupont Coatings & Color
                                                                Technologies, Marketing & Sales and Safety &
                                                                Sustainability,
                                                                E.I. du Pont de Nemours and Company
Philip A. Laskawy             Director

Robert A. Lutz                Vice Chairman of Global
                               Product Development

Eckhard Pfeiffer              Director

G. Richard Wagoner, Jr.       Chairman and Chief
                               Executive Officer
--------------------------------------------------------------------------------------------------------------------

                                   APPENDIX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Investment Management Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

                                                                  PRINCIPAL OCCUPATION,
NAME AND BUSINESS           POSITION WITH                              IF OTHER THAN
    ADDRESS                    GMIMCO                          AS EXECUTIVE OFFICER OF GMIMCO
--------------------------------------------------------------------------------------------------------------------
Nancy C. Everett              Director - Chairman &
                              Chief Executive Officer

Michael E. Klehm              Director - President &
                              Chief Operating Officer

B. Jack Miller                Director - Chief Client
                              Officer

Mary A. Mullin                Chief Compliance Officer

Charles G. Preseau            Chief Financial Officer
                              and Treasurer

Michael P. Cloherty           Deputy Chief Operating
                              Officer

Tony Duen-Li Kao              Senior Managing Director
                              - Global Public Markets

John S. Stevens               Managing Director
                              - Absolute Return Strategies

Edgar J. Sullivan             Managing Director
                              - Investment Research

Z. Jamie Behar                Managing Director
                              - Real Estate & Alternative
                              Investments

James H. Scott                Managing Director
                              - Global Public Markets

Patricia M. McDonald          Vice President - Fiduciary
                              Communications and

                              Vice President - Corporate
                              Governance & Secretary

Robin H. Rocchi               Vice President - Investment
                              Programs

Carlos Rosa                   Vice President - Sales and
                              Marketing

David Hartman                 Vice President & General Counsel
--------------------------------------------------------------------------------------------------------------------



                              Page 12 of 14 Pages

                                   APPENDIX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                          GENERAL MOTORS TRUST COMPANY

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Trust Company is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

                                                                  PRINCIPAL OCCUPATION,
NAME AND BUSINESS           POSITION WITH                              IF OTHER THAN
    ADDRESS                     GMTC                            AS EXECUTIVE OFFICER OF GMTC
--------------------------------------------------------------------------------------------------------------------
Nancy C. Everett              Director - Chairman & Chief
                              Executive Officer

Michael E. Klehm              Director - President & Chief
                              Operating Officer & Senior
                              Trust Officer

B. Jack Miller                Director - Chief Client Officer

Arturo M. Raschbaum           Director                          Senior Vice President, GMAC Insurance MIC,
                                                                and President, GMAC Re

David C. Walker               Director                          GMAC Vice President, Chief Financial
                                                                Officer, Mortgage Operations

G. Michael Watry              Director

Mary A. Mullin                Chief Compliance Officer

Charles G. Preseau            Chief Financial Officer
                              & Treasurer

Michael P. Cloherty           Director - Deputy Chief
                              Operating Officer

Tony Duen-Li Kao              Senior Managing Director
                              - Global Public Markets

John S. Stevens               Managing Director
                              - Absolute Return Strategies

Edgar J. Sullivan             Managing Director
                              - Investment Research

Z. Jamie Behar                Managing Director
                              - Real Estate & Alternative
                              Investments

James H. Scott                Managing Director
                              - Global Public Markets

Patricia M. McDonald          Vice President - Fiduciary
                              Communications &
                              Vice President - Corporate
                              Governance & Secretary

Robin H. Rocchi               Vice President
                              - Investment Programs

Carlos Rosa                   Vice President
                              - Sales and Marketing

David Hartman                 Vice President & General
                              Counsel
--------------------------------------------------------------------------------------------------------------------



                              Page 13 of 14 Pages

                                  EXHIBIT INDEX


---------------------- ---------------------------------------------------------
EXHIBIT 1 Joint Filing Agreement dated October 13, 2006 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act
---------------------- ---------------------------------------------------------
EXHIBIT 2 Subscription Agreement dated October 5, 2006 between GMAM Investment Funds Trust II and Tennebaum Opportunities Fund V, LLC
---------------------- ---------------------------------------------------------
EXHIBIT 3 Side Letter dated October 5, 2006 between GMAM Investment Funds Trust II and Tennebaum Opportunities Fund V, LLC
---------------------- ---------------------------------------------------------













                              Page 14 of 14 Pages